Filed by Nissan Motor Co., Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: Nissan Motor Co., Ltd. (File Number: 132-02871) and

Honda Motor Co., Ltd. (File Number: 001-07628)

December 23, 2024

Dear Nissan Partner:

On behalf of the entire leadership team, thank you for your ongoing support to Nissan during these challenging times for the company and the industry.

I am reaching out to inform you that today, Nissan is signing a Memorandum of Understanding (MOU) with our partner, Honda, to initiate discussions about integrating our two businesses under a holding company structure.

By combining our management resources, including human resources and technologies, both companies will be much better able to meet the coming challenges and continue to deliver competitive and much needed products and technologies to our customers around the world.

In particular, in our field of work carried out with you, Nissan and Honda expect to create greater synergies as we strengthen our advantages across the supply chain. By integrating key areas of our purchasing, R&D and production functions, we see efficiencies, synergies and opportunities for each other and our valued business partners.

For a company such as Nissan with more than 90 years of history, taking such a bold step required serious consideration. While both companies recognize the gravity, it also presents an exciting opportunity to step forward into the changing industry with combined strengths that are greater than the sum of its parts. The companies plan to continue coexisting and developing the brands held by Honda and Nissan equally.

Between now and August 2026, when the new company listing is planned, at Nissan we will be working diligently to implement our turnaround actions. As we announced in early November, the turnaround actions are aimed to create a lean and resilient business structure that can adapt to any changes in the business environment with flexibility and agility. In the short and mid-term, we have three areas of prime focus: reinforcing our products, stabilizing and rightsizing our business, and ensuring growth. Importantly, we recognize the actions designed to increase product competitiveness, the core of our business, are highly important to bring Nissan back on the growth track.

At present, there is no impact on purchasing activities. We will continue to promote purchasing activities as before. If there are any changes in the future, we will inform you as soon as they are decided.

We thank you again for your continued support in driving our business forward. We understand that in the coming months you will perhaps have questions and topics to discuss with us, and I fully encourage you to do so.

Please know that we value you as important business partners as we work to ensure the successful implementation of our turnaround and our discussions toward a transition into a deepened partnership with Honda.

In closing, allow me to wish you and your employees the very best for the festive season and for a prosperous New Year.

Sincerely,

Makoto Uchida

President and CEO

Nissan Motor Co., Ltd.

Honda and Nissan may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share transfer pertaining to the business integration between them (the “Share Transfer”), if it is conducted. The Form F-4 (if filed in connection with the Share Transfer) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Honda and Nissan prior to the shareholders’ meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Honda and Nissan, the Share Transfer and related matters. U.S. shareholders of Honda and Nissan to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the respective shareholders’ meeting with respect to the Share Transfer. Any documents filed or furnished with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents will be mailed to any shareholder of Honda or Nissan upon request for free of charge. To make a request, please refer to the following contact information.

Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome Minato-ku, Tokyo 107-8556 Japan	1-1, Takashima 1-chome Nishi-ku, Yokohama, Kanagawa, 220-8686 Japan
Attention: Masao Kawaguchi	Attention: Julian Krell
Head of Accounting and Finance Supervisory Unit	Vice President, IR Department
(Tel. +81-3-3423-1111)	(Tel. +81-45-523-5523)

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Honda and Nissan (collectively the “Companies”) in relation to, and the benefits resulting from, the business integration between them (the “Business Integration”) and the potential benefits that may be realized through it. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the group after the Business Integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to and have no intention to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the group after the Business Integration) in their subsequent filings in Japan and filings with the SEC pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, without limitation:

・	changes in the economic situation, market demand, and competitive environment surrounding the automobile market in and outside Japan

・	financial uncertainty domestically and internationally, or changes in other general economic or industry situation

・	interest rates and other market risks

・	changes in the credit ratings of the Companies

・	changes in laws and regulations (including environmental regulations) related to the business activities of the Companies

・	increases in tariffs, introduction of import regulations, and other changes in the major markets of the Companies

・	failure to finalize the definitive agreement(s) concerning the Business Integration

・	delays in the review or approvals from relevant authorities needed for the Business Integration, or failure to obtain such approvals from relevant authorities

・	the possibility of not being able to realize the synergies or added value expected from the Business Integration, or achieving such realizations become difficult; and

・	other risks associated with completing the Business Integration.